



DOORVEST

Justin Kasad · 3rd
Co-founder / CTO at Doorvest
San Francisco, California, United States · Contact info
500+ connections

 **Doorvest**

 **UC Santa Barbara**

Experience


Co-founder/CTO
Doorvest · Full-time
Jul 2019 – Present · 2 yrs 5 mos
San Francisco, California, United States


Mobile Engineer
Healthline Media
Jan 2015 – Dec 2019 · 5 yrs
San Francisco Bay Area

(Acquired by Red Ventures) Healthline is the largest and fastest growing consumer health publisher in the world, reaching 85 million people a month.


Front-end Engineer
HealthTap
Feb 2012 – Dec 2014 · 2 yrs 11 mos
Palo Alto, CA

Development utilizing HTML5, CSS3, and JavaScript while leveraging the Backbone framework and a Ruby on Rails backend.
UI/UX development to create a seamless customer experience on desktop, tablet and mobile using responsive CSS techniques.   ...see more


Co-founder, CTO
3rd Node Inc.
Feb 2011 – Oct 2012 · 1 yr 9 mos

Co-founder of a company that develops software & mobile products as well as offers consulting services for medium to large scale businesses. We turn ideas into projects and find a way to approach the issue and what is required to reach and end-goal solution specifically tailored to our clients.


Engineering
Chegg Inc.
Jun 2011 – Dec 2011 · 7 mos
Santa Clara, CA

Assisted with the incorporation of several widgets including developing a dynamic rating widget using jQuery and Ajax to allow students to rate their classes. (Summer 2011)

Lead an Independent Project which pivoted between ideas for a marketplace for cc ...see more

Show 1 more experience ⌄

Education

UCSB **UC Santa Barbara**
Computer Science
2008 – 2011
Activities and Societies: New Venture Competition competitor.